THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT
TO RULE 101(d) OF REGULATION S-T


                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G


            Under the securities Exchange Act of 1934


                 East/West Communications, Inc.
                        (Name of Issuer)


         Class A Common Stock Par Value $.0001 Per Share
                 (Title of Class of Securities)


                            275799104
                         (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [  ] Rule 13d-1(b)
     [X ] Rule 13d-1(c)
     [  ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for the reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






_________________________________________________________________

CUSIP No. 275799104                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               ELISA GABELLI WILSON
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               USA
_________________________________________________________________
                                        : (5) SOLE VOTING POWER
                                        :     195,000
                                        :________________________
                                        : (6) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (7) SOLE DISPOSITIVE
                                        :     POWER
                                        :     200,043
                                        :________________________
                                        :(8) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          200,043
_________________________________________________________________
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
     EXCLUDES CERTAIN SHARES*
          N/A
_________________________________________________________________
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          11.29%
_________________________________________________________________
(12) TYPE OF REPORTING PERSON*
          IN
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.
     (a)  East/West Communications, Inc.
     (b)  350 Stuyvesant Avenue, Rye, New York, 10580
ITEM 2.
     (a)  Elisa Gabelli Wilson
     (b)  401 Theodore Fremd Ave., Rye, N.Y. 10580
     (c)  USA
     (d)  Class A Common Stock, Par Value $.0001 per share
     (e)  Cusip # 275799104
ITEM 3.
     Not applicable.
ITEM 4.
     (a)  Amount beneficially owned: 200,043 shares.
     (b)  Percent of Class: 11.29%
     (c)  (i)  195,000 shares.
          (ii)   None.
          (iii)  200,043
          (iv)   None.

ITEM 5.   Ownership of Five Percent or Less of a Class.
     Not applicable.
ITEM 6.   Ownership of More then Five Percent on Behalf of Another
          Person.
     With respect to 195,000 of the shares reported as beneficially owned by the Reporting Person, trusts for which the Reporting Person serves as a trustee and the beneficiaries of which are her siblings have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

ITEM 8.   Identification and Classification of Members of the
          Group.

     Not applicable.

ITEM 9.   Notice of Dissolution of Group.

     Not applicable.

ITEM 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.










Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     December 18, 1998




                                   ELISA GABELLI WILSON



                                   _____________________________